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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gaming & Entertainment Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

364999094
(CUSIP Number)

January 12, 2004
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tibor N. Vertes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,135,890 (See Footnote 1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,135,890 (See Footnote 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,135,890 (See Footnote 1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ABOVE 35.84% (See Footnote 2)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 6,658,183 shares of common stock and a warrant to purchase 477,707 shares of common stock. These securities are subject to that certain Option Agreement and Irrevocable Proxy (the “Agreement”) dated December 8, 2004. The Agreement was attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on even date.

(2)	Assumes (a) the full exercise of a warrant to purchase 477,707 shares of common stock held by Mr. Vertes, (b) that the Company has 19,430,402 shares of common stock issued and outstanding, (c) that no other outstanding options, warrants or promissory notes are exercised or converted, as applicable, into shares of common stock of the Company.

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Item 1.
(a)	Name of Issuer: Gaming & Entertainment Group, Inc.
(b)	Address of Issuer's Principal Executive Offices: 6757 Spencer St., Las Vegas, NV 89119

Item 2.
(a)	Name of Person Filing: Tibor N. Vertes
(b)	Address of Principal Business Office or, if none, Residence: c/o 77 Pacific Highway, Level 8, North Sydney, NSW 2060 Australia
(c)	Citizenship: Mr. Vertes is a citizen of Australia
(d)	Title of Class of Securities: Common Stock, $.01 par value
(e)	CUSIP Number: 364999094

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Tibor N. Vertes
(a)	Amount beneficially owned:	7,135,890[1]
(b)	Percent of class:	35.84%[2]
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	-0-
(ii)	Shared power to vote or to direct the vote:	7,135,890[3]
(iii)	Sole power to dispose or to direct the disposition of:	-0-
(iv)	Shared power to dispose or to direct the disposition of:	7,135,890[3]

(1)	Consists of 6,658,183 shares of common stock and a warrant to purchase 477,707 shares of common stock.

(2)	Assumes (a) the full exercise of a warrant to purchase 477,707 shares of common stock held by Mr. Vertes, (b) that the Company has 19,430,402 shares of common stock issued and outstanding, (c) that no other outstanding options, warrants or promissory notes are exercised or converted, as applicable, into shares of common stock of the Company.

(3)	The securities are subject to that certain Option Agreement and Irrevocable Proxy (the “Agreement”) dated December 8, 2004. The Agreement was attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on even date.

-3-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Tibor N. Vertes is the Chief Executive Officer and Chairman of Gaming & Entertainment Group, Inc. Mr. Vertes holds his shares indirectly through The Vertes Family Trust (“Trust”). The trustee of the Trust is Robit Nominees Pty Ltd. Mr. Vertes is the primary beneficiary of the Vertes Family Trust.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIBOR N. VERTES
Dated:	January 12, 2005

		By:	/s/ Tibor N. Vertes
Tibor N. Vertes